EXHIBIT 4.1

DESCRIPTION OF COMMON STOCK

The following description summarizes the most important terms of our publicly traded (OTCMKTS: CPMD) common stock. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are incorporated by reference as exhibits to this annual report, and to the applicable provisions of Delaware law.

Common stock

The Company is authorized to issue 5,000,000,000 shares of common stock at a par value $0.0001 per share. As of December 31, 2024, 662,501,405 shares of common stock were issued and outstanding.

Preferred stock

The Company is authorized to issue up to 10,000,000 shares of one or more series of preferred stock at a par value of $1.00 per share. The Board of Directors may, without stockholder approval, determine the dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights, and any other preferences.

Series A preferred stock

The beneficial conversion feature (“BCF”) attributed to the purchase of Series A Stock was deemed to have no value on the date of purchase because there was no public trading market for the Series A Stock, and none is expected to develop in the future. Therefore, the BCF related to the Series A Stock was considered to have no value on the date of issuance.

Series B preferred stock

On March 22, 2023, 20,000 shares of Series B Stock was converted into shares of common stock at $0.0001 per share. On March 28, 2024, the Company cancelled 2,000,000 shares of Series B Preferred Stock originally issued during the year ended December 31, 2022 as a deposit on the acquisition of LTB.

Series C preferred stock

In March 2023, the Company issued 100,000 shares of its Series C preferred stock (“Series C Stock”) in connection with the investment in LTB. Each share of Series C Stock is convertible into 1,250 shares of the Company’s common stock.

Each share of Series C Stock entitles the holder to 1,250 votes on all matters submitted to a vote of the shareholders; is convertible into 1,250 shares of common stock. In addition, the holders of outstanding Series C Stock will only be entitled to receive dividends upon declaration by the Board of Directors of a dividend payable on the Company’s common stock, whereupon the holders of the Series C Stock will receive a dividend on the number of shares of common stock into which each share of Series C Stock is convertible.

Terms of Our Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The holders of our common stock vote together as a single class, unless otherwise required by law or our restated certificate.

Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. Certain holders of Series C Preferred Stock have a right to appoint directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

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